

INVESTOR DECK

2018

THE
WEARABLE
SMARTPHONE



TABLE OF CONTENTS



1. COMPANY SNAPSHOT

eyeCam™ is an innovation company. We design and engineer products for licensing and acquisition

- Founded in 2010 and based in San Francisco
- Focused on product design for acquisition. Specifically mobile, wearables, IoT and mixed reality products, interfaces, networks and applications.
- 20 granted patents, 15 pending and over 50 in preparation.
- Seasoned team of leading entrepreneurs, designers, engineers, business, market, finance, legal and intellectual property professionals and companies, including Voler System, SurfaceInk, StudioRed, FS Studio, BeyondPix, Hectic Digital, Wilson Sonsini, Perkins Coie and Ocean Tomo
- Raised $3.5 million, to date

The present deck focuses on eyeHand, the first product release of eyeCam´s portfolio and offers an early-stage investment opportunity into the parent company

eyeHand™

EYEHAND TURNS EVERY HAND INTO AN ADAPTIVE TOUCHSCREEN DISPLAY
FREEING USERS ENTIRELY FROM HANDHELD PHONES

- Autonomous wearable smartphone
- Dynamic projection mapping and display system
- 3D touch and gesture interface
- Multi-layered biometric identification system
- Biometric key, wallet and IoT command center
- Sports, health and fitness monitor

" *eyeHand* is a platform for generations of new devices, applications and services "



eyeHand™

PROBLEMS EYEHAND SOLVES

Existing wearable devices have limited functionality, missing key aspects in the value proposition for the user

WHAT IS THE PURPOSE OF WEARING THIS



IF YOU HAVE TO CARRY THIS

TINY DISPLAY

Most smartwatches have tiny displays and basic interfaces - too small to replace a handheld phone

LIMITED FUNCTIONALITY

Most devices are often focused on a specific application such as fitness monitor or a media player with limited functionality

LACK OF CONNECTIVITY

Even with cellular service, smartwatches are still accessories to handheld phones with a lack of software applications and connectivity

eyeHand turns your hand and fingers into a touchscreen display presenting an integrated solution that frees users entirely from handheld phones

eyeHand™

2. PRODUCT APPLICATIONS


FILTERS
CROP
SHARE

ADAPTIVE DISPLAY

Interactive content adapts to every surface turning the hand and fingers into a touchscreen display and 3D interface


MOVIES
LIVE RADIO

MEDIA PLATFORM

Wearable smartphone with high-speed Internet, live streaming media - music, video and mobile applications


heart rate
94

HEALTH MONITORING

Body mapping and motion tracking for live action sports, fitness medical and emergency response services


IDENTITY VERIFIED
ITINERARY
TRAVEL DATES
CHECK IN

BIOMETRIC ID SYSTEM

Hand, fingerprint and heartbeat verification for continuous user identification and personal security


BOUDINI'S CAFE
SELECT CARD
TRANSFER FUNDS
TRANSACTIONS

DIGITAL WALLET

Make online and mobile payments, purchases and final transactions instantly and securely


IDENTITY VERIFIED
TRAVEL
SECURITY
LOCATION
CAR UNLOCKED

IOT COMMAND CENTER

Replaces physical locks, keys and passwords that can be broken, lost or stolen - eyeHand is the key to your world

eyeHand

ADAPTIVE DISPLAY

Capacity to adapt a display and interface to any surface

- Walls, ceilings, floors, tables, appliances, smartphones, tablets, PCs, TVs, body, clothing, wearables, head-up displays, vehicles and more

- The eyeHand adaptive display is boundless, not limited to a square screen or flat surface and able to customize to a user hand, fingers, body and surrounding objects and environment, continuously adjusting to fit moving surfaces of all shapes and sizes

- eyeCam is designing multiple systems and methods for adapting a display and graphic user interface to any device, vehicle or surface offering unlimited opportunities for OEM´s, ISP´s and application developers to increase the addressable markets for their products and operating systems





eyeHand.

3. CORE TECHNOLOGIES

3D INTERFACING

Ability to control 3D environments naturally using the hand, fingers and body

- The future of the Internet is in 3 and 4 dimensions where websites, interfaces and applications are designed for AR /VR and Mixed Reality computing environments

- eyeHand replaces your mouse, remote and game controller by turning your hand and fingers into a touch and gesture interfacing system and generating a 3D map of your body for full body motion capture

- The eyeHand 3D Interfacing System incorporates light and optical depth mapping and imaging to augment virtual objects and interfaces into physical environments and physical objects and interfaces into virtual environments

- eyeHand is the future of human interfacing and the Internet of Things





eyeHand

3. CORE TECHNOLOGIES

MULTI-LAYERED BIOMETRICS

Provides continuous user verification through multi-layered biometric identification

- The age of password protection has ended and the age of biometrics and quantum encryption has begun. Combining hand, fingerprint, heartbeat and gesture recognition, eyeHand introduces a wearable multi-layered biometric identification system capable of continuous user verification

- Locks, keys, credit cards and passwords can all be broken, lost or stolen and eyeHand makes them all obsolete. Unlock doors, avoid security lines, access medical records, encrypt and decrypt files, connect to the Internet and perform financial transactions instantly and securely

- With eyeHand you become the key to your world



IDENTITY VERIFIED
JAIDEN RO
FLIGHT 183
GATE B42
ITINERARY
TRAVEL DATES
CHECK IN



220
SILVER LEAF HOTEL
ROOM 220
DOOR LOCKED
ROOM KEY

eyeHand

4. MARKET POTENTIAL

SIZE - A HUGE REAL MARKET ALREADY IN PLACE

485 million wearable smart devices are expected to be sold by 2018, a number that is expected to reach 578 million in 2019



GLOBAL WEARABLE DEVICE
UNIT SHIPMENTS FORECAST
Rest Of Wearables Market
22% CAGR 2015-2020
WE ARE HERE
Fitness Brands And Other Activity Trackers;
Smartwatches
200
150
150
100
50
0
Millions Of Units Shipped Annually
2010
2011
2012
2013E
2014E
2014E
2015E
2016E
2017E
2018E
2019E
2020E
2021E
2022E

Source: BI Intelligence via Cisco

INDUSTRY BREAKDOWN

From consumer to enterprise, from sports to medical and security…wearables will be present across all industries

ENTERPRISE WEARABLES

- $100 billion dollar market by 2020
- +50% per annum expected growth

- *Wikibon & PGI* -

MEDICAL WEARABLES

- $58 billion dollar market by 2020
- +25% per annum expected growth

- *CentricDigital* -

SPORTS & FITNESS WEARABLES

- $32 billion dollar market by 2020
- +26% per annum expected growth

- *Price Waterhouse* -

The combined wearable market is valued at over $835 billion dollars and by 2030 wearable smartphones are projected to grow becoming 70% of the smartphone market*
- *ABI Research* -

eyeHand™

4. MARKET VERTICALS

eyeCam™ products are designed for integration across different industries and market verticals













CONSUMER WIRELESS

- **835 billion** dollar market by 2018
- Growing at 59% per annum.

(PWC)

ENTERPRISE & FINANCE

- **100 billion** dollar market by 2018
- Growing over 50% per annum.

(Wikibon and PGI)

SPORTS & FITNESS

- **32 billion** dollar market by 2019
- Growing at 26% per annum.

(IHS Tech and PWC)

MEDICAL & HEALTH

- **58 billion** dollar market by 2020
- Growing at 25% per annum.

(BCC and PWC)

HOME & LIVING

- **39 billion** dollar market by 2022
- Growing at 18% per annum.

(BusinessWire and PWC)

VEHICLES & TRAVEL

- **34 billion** dollar market by 2022
- Growing at 55% per annum.

(Deloitte and PR Newswire)

eyeHand™

4. COMPETITIVE LANDSCAPE

       

	Apple Watch	Galaxy Gear	Fitbit Surge	Myo Band	Ritot Watch	Cicret Bracelet	Pebble Time	eyeHand
Wearable Smartphone vs. Accessory	✗	✗	✗	✗	✗	✗	✗	✓
Projection Display	✗	✗	✗	✗	✓	✓	✗	✓
3D Interface	✗	✗	✗	✓	✗	✗	✗	✓
Multi-layered Biometric ID	✗	✗	✗	✗	✗	✗	✗	✓
Heart Rate & Fitness Monitor	✓	✓	✓	✗	✗	✗	✗	✓
Mobile Wallet	✓	✓	✗	✗	✗	✗	✗	✓
Patent Status	✓	✓	✓	✓	✗	✗	✓	✓

eyeHand™

5. WHAT SETS EYECAM APART

INTELLECTUAL PROPERTY



FIG. 3C
FIG. 6D
FIG. 1A

- 28 published patents (covering an array of wearable technologies)
- 18 granted patents, 15 pending and over 50 in preparation
- Filed in 2013 the eyeHand utility patent covers multiple embodiments of the 3D mapping, imaging, interfacing and adaptive display system
- Issued in the US and Korea and under review in Europe, Japan, China and India

VALUE PROPOSITION

- Adaptive Display System for all devices and surfaces
- 3D Interfacing System for AV/VR & Mixed Reality
- Biometric ID System for continuous user verification
- Rapid Design for Manufacture & IP Monetization
- Revenue interest in all eyeCam products & companies
- Over 50 products in the pipeline

TOP LEVEL BUSINESS PARTNERS























Voler Systems
StudioRED
Beyond Pix Studios
Tech Futures Group
Perkins Coie — Counsel to Great Companies
Hectic Digital
surfaceink | Product Development
Wilson Sonsini Goodrich & Rosati
FS Studio
bitwise design

BUSINESS MODEL

- Highly scalable business model
- Extremely strong margins
- B2B recurrent revenue model

TIME TO MARKET

- First to file key patents
- Patents covering a wide range of products and applications
- eyeHand DfM in 12-18 months

TEAM AND ADVISORY BOARD

- Experienced team of leading entrepreneurs, designers, engineers, business, marketing, finance, legal and intellectual property professionals

6. MANAGEMENT TEAM & PARTNERS



BRYAN DAVIS
PRESIDENT & CEO

Bryan is an entrepreneur, inventor, business and technology leader with 25 granted and pending patents and co-founder of multiple companies



WALT MACLAY
CTO

Walt has over 30 years of management experience in custom electronics design for manufacture and has applied his leadership to many startups



JAMES FISHER
CHIEF PRODUCT DESIGNER

An award winning product designer, from 3D modeling animation and patent illustration to hardware and software integration James brings new products to life



TOM MCCULLOUGH
VP OF BUSINESS DEV

Tom has over 20 years of management and sales experience as CEO of Instant Mobile Solutions, director at Siebel Systems and head of sales at FS Studio



HEIDI GROSHELLE
MARKETING DIRECTOR

With 35 years of PR and communications experience Heidi is a recognized thought leader and strategist for innovative and disruptive technology companies



ALEXANDRA PONY
COMMUNICATIONS DIRECTOR

Alexandra is an outgoing and creative storyteller, strategist and hands-on PR account manager with 10 years of experience with innovative startups



KISHORE JETHANANDANI
CHIEF ANALYST

Market and technology analyst, writer, economic advisor and futurist Kishore leads eyeCam's business and financial planning and product analysis



JONATHAN SALZEDO
CHIEF SOFTWARE ENGINEER

A skilled mathematician, programmer and musician Jonathan is fluent in multiple computer languages with decades of software engineering experience



MARK BRINKERHOFF
CHIEF MECHANICAL ENGINEER

President of Fusion Design Mark has over 20 years of management experience in industrial design and turnkey solutions with over 1,000 products developed

8. BUSINESS MODEL

eyeCam is an engine of innovation. A one-stop-shop and platform for developing, licensing and acquiring emerging products and technology

The Company designs and engineers products for other companies to manufacture and sell as their own and is focused on developing the eyeHand adaptive display, 3D interfacing and biometric ID systems for generations of new devices, markets and applications

eyeCam will sell its reference design kits to companies such as Google, Apple, Microsoft, Fitbit, Nike, Samsung, Sony and other OEM´s, ISP´s and platform developers


Design and Engineering
Branding and Marketing
facebook
eyeCam
MOVIES
LIVE RADIO
SONY
SAMSUNG
Patent and Trademark
Licensing and Sale

eyeHand

10. EXIT STRATEGY

Tech giants as Google, Facebook or Microsoft have been investing in and acquiring related technology companies



Series B, C	intel	Microsoft	Google		facebook	Public IPO
$94 MILLION	**$100 MILLION**	**$175 MILLION**	**$500+ MILLION**	**$500+ MILLION**	**$2 BILLION**	**$4 BILLION**
(Oct 2017)	(Mar 2014)	(Mar 2014)	(Feb 2016)	(Apr 2014)	(Jul 2014)	(Jun 2015)
LEAP MOTION	BASIS	ODG	magic leap	novauris	oculus	fitbit

- This trend will continue to accelerate as wearables replace handheld phones and other devices

- eyeHand **could** be a clear acquisition target for its licensees and others global manufacturers

eyeHand

10. OPPORTUNITY


SHARE
RENDER
SELECT





Join eyeCam™ as we build the future of human interfacing

eyeHand™